T u r n b e r r y   P r o j e c t s

( P t y )   L t d

Reg No. 1993-/003160/07

CERTIFICATE OF AUTHOR

I, Gordon Ian CUNNINGHAM, B. Eng. (Chemical), Pr. Eng., do hereby certify that:

1.

I am currently employed as a Director and Principal Engineer by:

Turnberry Projects (Pty) Ltd.

PO Box 2199

Rivonia, Sandton 2128

South Africa

2.

    I graduated from the University of Queensland (B. Eng. (Chemical) (1975)).

3.

        I am a member in good standing of the Engineering Council of South Africa and am registered as a Professional Engineer – Registration No. 920082.  I am a Fellow in good standing of the South African Institute of Mining and Metallurgy – Membership No. 19584.

4.

        I have worked as a Metallurgist in production for a total of 20 years since my graduation from university.   I have worked as a Consulting Metallurgist for 5 years since graduation and I have been working for Turnberry Projects for 7 years as a Project and Principal Engineer and Director, primarily associated with mining and metallurgical projects.

5.

        I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with the professional associations (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

        I visited the property, viewed the core and discussed the technical issues and geology of the project with Willie Visser of Platinum Group Metals RSA (Pty) Ltd. on numerous occasions over the period June 2005 to October 2009.

7.

        I accept overall responsibility for the entire report titled “Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 – Elandsfontein and Frischgewaagd)”, dated 08 November 2009, as revised (the “Updated Feasibility Study”).

8.

        I have relied upon outside sources of information used in the completion of Items 18 and 21.  A dataset was compiled from technical data supplied by Anglo Platinum Limited as well as data collected during this study by Platinum Group Metals RSA (Pty) Ltd.  Although the dataset is the responsibility of Platinum Group Metals RSA (Pty) Ltd., I have reviewed the dataset and have relied on the work of Qualified Person Charles Muller who has taken reasonable steps to provide comfort that the dataset is accurate and reliable.  I am aware of no reason to believe the dataset is not accurate and reliable.

9.

        I am not aware of any material fact or material change with respect to the subject matter of the Updated Feasibility Study as of October 8, 2009 that is not reflected in the Updated Feasibility Study, the omission to disclose which makes the Technical Report misleading.

10.

I am independent of the issuer, Platinum Group Metals (RSA) (Pty) Ltd. or any member of the Western Bushveld Joint Venture, applying all of the tests in Section 1.5 of NI 43-101.

11.

I am familiar with the specific type of deposit found in the property area and its metallurgical aspects and have been involved in similar evaluations and technical compilations.

12.

I have read National Instrument 43-101 and Form 43-101F1, and the Report has been prepared in compliance with that instrument and form.

Dated the 20th day of November 2009

Gordon Ian Cunningham

B Eng. (Chemical), Pr. Eng., FSAIMM

No.8 6th Avenue, Melville, Johannesburg, South Africa.       Email:  turnbery@iafrica.com

PO Box 2199, Rivonia, 2128, South Africa       Tel: (011) 726 1590         Fax: (086) 607 5125 Cell: (083) 263 9438

___________________________________________________________________________________________________________

Director: G.I.Cunningham